Exhibit 12
NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Computation of Ratio of Margins to Fixed Charges
(Dollar Amounts In Thousands)
(Unaudited)
For the Years Ended May 31, 2008, 2007, 2006, 2005, and 2004

	2008	2007	2006	2005	2004
Income (loss) prior to cumulative
effect of change in accounting principle	$45,745	$11,701	$95,497	$122,503	$(200,098)
Add: Fixed charges	936,889	996,730	975,936	942,033	941,491
Margins available for fixed charges	$982,634	$1,008,431	$1,071,433	$1,064,536	$741,393
Fixed charges:
Interest on all debt (including amortization
of discount and issuance costs)	$936,889	$996,730	$975,936	$942,033	$941,491
Total fixed charges	$936,889	$996,730	$975,936	$942,033	$941,491

Ratio of margins to fixed charges	1.05	1.01	1.10	1.13	-

For the year ended May 31, 2004, earnings were insufficient to cover fixed charges by $200 million.